UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20160022

DIVISION OF
CORPORATION FINANCE

December 14, 2016

Patrick Daugherty
Foley & Lardner LLP
pdaugherty@foley.com

Re: TD Ameritrade Holding Corporation
Incoming letter dated November 30, 2016

Dear Mr. Daugherty:

This is in response to your letter dated November 30, 2016 concerning the shareholder proposals submitted to TD Ameritrade by Kelly Dean Warfield and Loyola M. Kuhlman. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Kelly Dean Warfield
Loyola M. Kuhlman

FISMA & OMB MEMORANDUN M-07-16

December 14, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: TD Ameritrade Holding Corporation
Incoming letter dated November 30, 2016

The proposals relate to client accounts.

There appears to be some basis for your view that TD Ameritrade may exclude the proposals under rule 14a-8(e)(2) because TD Ameritrade received them after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if TD Ameritrade omits the proposals from its proxy materials in reliance on rule 14a-8(e)(2).

We note that TD Ameritrade did not file its statement of objections to including the proposals in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

FOLEY
FOLEY & LARDNER LLP

ATTORNEYS AT LAW
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WRITER'S DIRECT LINE
312.832.5178
pdaugherty@foley.com EMAIL

November 30, 2016

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 -- Exclusion of Shareholder Proposal Submitted by Kelly Dean Warfield and Loyola M. Kuhlman Pursuant to Rule 14a-8(e)

Ladies and Gentlemen;

Foley & Lardner LLP, on behalf of TD Ameritrade Holding Corporation (the "**Company**"), hereby files with the staff of the Division of Corporation Finance (the "**Staff**") the Company's reasons for excluding from its proxy statement for its upcoming annual meeting of stockholders (the "**Proxy Materials**") the stockholder proposal attached hereto as Exhibit A (the "**Proposal**") and related supporting statement submitted by Kelly Dean Warfield and Loyola M. Kuhlman ("**Proponents**").

We respectfully request confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "**Commission**") if the Company excludes the Proposal pursuant to Rule 14a-8(e) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), by reason of the fact that the Proposal was received at the Company's principal executive offices on November 14, 2016, a full 66 days after the September 9, 2016 deadline for delivery of stockholder proposals.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008), the Company is submitting this letter and its attachments to the Staff via e-mail at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) under the Exchange Act, copies of this letter and its attachments are concurrently being sent to the Proponents as notice of the Company's intent to exclude the Proposal from the Proxy Materials. The Proponents did not provide nor does the Company have, the Proponents' e-mail addresses. Consequently, we are sending this letter and attachments to them by certified mail.

Because the failure to timely submit a stockholder proposal is a deficiency that cannot be remedied, the Company has not provided to the Proponents the 14-day notice and opportunity to cure under Rule 14a-8(f)(1) of the Exchange Act. Rule 14a-8(f)(1) states that a company need not give a stockholder notice of a deficiency in its proposal "if the deficiency cannot be remedied, such as if the stockholder fails to submit a proposal by the company's properly determined deadline."

I. Basis for Exclusion

We respectfully request that the Staff concur in our view that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(e) because the Company did not receive the Proposal at its principal executive offices before the deadline for submitting stockholder proposals to the Company. Under Rule 14a-8(e)(1), a stockholder proposal submitted relative to a company's regularly scheduled annual meeting must be received at the company's principal executive offices by the deadline stated in the prior year's proxy statement. Pursuant to Rule 14a-8(e)(2), the deadline is calculated as not less than 120 calendar days before the date of release of the company's proxy statement to stockholders in connection with the previous year's annual meeting.

The deadline for submission of stockholder proposals for the Company's 2017 annual meeting of stockholders pursuant to Rule 14a-8 was set forth on page 75 of the Company's proxy statement (attached hereto as Exhibit B), filed with the Commission on January 7, 2016. As shown on page 75, the proxy statement clearly stated that such proposals must be received no later than September 9, 2016 by the secretary of the Company at the Company's principal executive offices.

In accordance with the guidance set forth in Staff Legal Bulletin No. 14, the Company calculated the deadline for proposals for the 2017 annual meeting of stockholders in the following manner:

- Release date for the 2016 Proxy Materials: January 7, 2016
- Increase that date by one year: January 7, 2017
- "Day One": January 6, 2017
- "Day 120": September 9, 2016

As demonstrated above, the September 9, 2016 deadline was calculated in accordance with Rule 14a-8(e)(2), as it is 120 days before January 7, 2017, the anniversary of the release date of the Company's proxy statement in connection with the 2016 annual meeting of stockholders. Rule 14a-8(e)(2) provides that the 120-calendar-day deadline does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. That rule does not apply here, however, as the Company plans to hold its 2017 annual meeting of stockholders on February 17, 2017, which is not more than 30 days away from February 18, 2017, the anniversary of the 2016 annual meeting of stockholders.

Rule 14a-8(f)(1) permits a company to exclude a stockholder proposal that does not comply with the rule's procedural requirements, including if a proponent "fail[s] to submit a proposal by the company's properly determined deadline." Here, the Proposal was mailed on November 10, 2016 and received by the Company on November 14, 2016, which was 66 days after the September 9, 2016 deadline. This is clearly evidenced by the United States Postal Service's stamp and paid postage receipt, as well as the USPS tracking summary (attached hereto as Exhibit C), all showing that the Proposal was not mailed until November 10, 2016. As such, the Proposal was not timely submitted.

The Staff has on numerous occasions strictly construed the Rule 14a-8 deadline, permitting companies to exclude from proxy materials those stockholder proposals received at companies' principal executive offices after the submission deadline. See, e.g., *Int'l Business Machines Corp.* (Feb. 19, 2016) (concurring with the exclusion of a proposal received more than two months after the submission deadline); *Adobe Systems Inc.* (Jan. 4, 2016) (concurring with the exclusion of a proposal received three days after the submission deadline); *Chevron Corporation* (Mar. 4, 2015) (concurring with the exclusion of a proposal received one day after the submission deadline); *Amphenol Corp.* (Feb. 13, 2015) (concurring with the exclusion of a proposal received three days after the submission deadline); and *Applied Materials, Inc.* (Nov. 20, 2014) (concurring with the exclusion of a proposal received one day after the submission deadline). In accord with the Staff's treatment of these other proposals, the Proposal is excludable because it was received at the Company's principal executive offices after the deadline for submitting stockholder proposals.

We therefore request on behalf of the Company that the Staff concur that the Proposal may properly be excluded from the Proxy Materials because it was not received at the Company's principal executive offices within the timeframe required by Rule 14a-8(e).

We believes that there are other procedural and substantive bases under Rule 14a-8 for excluding the Proposal from the Proxy Materials. We are addressing only the one eligibility or procedural matter raised in this letter at this time because we are highly confident that the Proposal is ineligible for inclusion because it was not timely received. On behalf of the Company we reserve the right, should it be necessary, to raise additional bases for excluding the Proposal from the Proxy Materials should the Staff decline to concur in this no-action letter request.

II. Request for Waiver under Rule 14a-8(j)(1)

We further request on behalf of the Company that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a Proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." Rule 14a-8(j)(1) also allows the Staff, however, to permit a company to make its submission later than 80 days before the filing of its definitive proxy statement if the company demonstrates good cause for missing the deadline.

As explained above, the Company did not become aware of, or receive, the Proposal until November 14, 2016. The Company intends to file its definitive proxy materials on January 4, 2017, which is not only less than 80 calendar days from the date that the Staff will receive this letter. It also is less than 80 days from the date when the Company received the Proposal. So the tardiness of the Proposal made it impossible for the Company to comply with the 80-day rule. Accordingly, we respectfully submit that the tardiness of Proponents' submission constitutes good cause for the Company not filing its reasons not more than 80 calendar days before filing its definitive proxy materials.

The Staff has previously granted waivers of Rule 14a-8(j)(1) under similar circumstances and has found "good cause" to waive the 80-day requirement in Rule 14a-8(j) where the untimely submission of a proposal prevented a company from satisfying the 80-day provision. See, e.g., Staff Legal Bulletin No. 14B (Sept. 15, 2004) (indicating that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed"); *CUI Global, Inc.* (Aug. 26, 2015) (waiving the 80-day requirement when the proposal was received by the company fewer than 80 days before the company intended to file its definitive proxy materials); *Caesars Entertainment Corp.* (Mar. 20, 2015) (granting a waiver of the 80-day requirement where the company received the shareholder proposal 77 days prior to the date that the company intended to file its definitive proxy materials); *Female Health Co.*(Jan. 8, 2015) (waiving the 80-day requirement when the proposal was received by the company fewer than 80 days before the company intended to file its definitive proxy materials); and *American Express Co.* (Mar. 14, 2014) (waiving the 80-day requirement when the proposal was received after the 80-day deadline had passed). Accordingly, we believe that the Company has good cause for its inability to meet the 80-day deadline, and we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

III. Conclusions

Based upon the foregoing analysis, we respectfully request confirmation that the Staff will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials pursuant to Rule 14a-8(e) because the Proposal was received at the Company's principal executive offices after the deadline for submitting stockholder proposals and that the Staff waive, for good cause, the 80-day filing requirement set forth in Rule 14a-8(j).

If for any reason the Staff preliminarily does not concur with the Company's position as stated in this letter, then we would appreciate an opportunity to confer with the Staff concerning this matter before determination of the Staff's final position. In addition, on the Company's behalf we request that the Proponents copy the undersigned on any response they may choose to make to the Staff, pursuant to Rule 14a-8(k). You may contact the undersigned or Michael Bresnahan at (312) 832-4353 to discuss any questions or concerns you might have regarding this matter.

Very truly yours,

Foley & Lardner LLP

By: Patrick Daugherty

Patrick Daugherty

Exhibits A-C

cc: David Lambert
Brenna O'Connor
Michael Bresnahan

Exhibit A

Proponents' Proposal & Supporting Statement

Corporate Secretary, Investor Relations
TD Ameritrade Holding Corporation
200 South 108th Avenue
Omaha, NE 68154

November 7, 2016

Corporate Secretary, Investor Relations
TD Ameritrade Holding Corporation
6940 Columbia Gateway Drive
Columbia, Maryland 21046

Re: Shareholder(s) Proposal(s)

Dear Corporate Secretary:

We are shareholders of TD Ameritrade Holding Corportation, we own 103 shares of the company, jointly.

We have enclosed/attached our Shareholder proposal(s) to be submitted for the inclusion in the Company's annual proxy statement and presentation at the Company's annual stockholders meeting.

The 1st Shareholder Proposal we are requesting that shareholders vote in favor of this proposal, as we were also client(s) of TD Ameritrade, however, received unsigned correspondence indicating TD Ameritrade was terminating our business relationship. The termination of our business relationship was odd as were not doing any illegal, TD Ameritrade was making money from us through trading fees and the fact that trading fee revenue was down 8%, just does not make any logical sense. We believe that unethical behavior was occurring from individuals within TD Ameritrade, as we had and been having difficulty getting all our assets from TD Ameritrade, these assets have gain value since the termination letters from TD Ameritrade. This proposal would provide accountability to our clients and shareholders, to insure that TD Ameritrade has unethical behavior of it's employees in check.

The 2nd Shareholder Proposal we are requesting that shareholders vote in favor of this proposal, as it's bad for business to terminate business relationships with clients whom are also shareholders. Shareholders should have the right to be clients of TD Ameritrade, it's disrespectful to shareholder to have their business relationship terminated by the Company and/or not have right not to be clients. Furthermore, Shareholders should have the right to discounted fees, it's good for business and shareholder loyality to the Company.

We thank you for your assistance in these matters and look forward from hearing from you in the near future.

Shareholders of TD Ameritrade,

Kelly Dean Warfield
Loyola M. Kuhlman

Kelly Dean Warfield & Loyola M. Kuhlman

FISMA & OMB Memorandum M-07-16

enclosure/attachment

1st
SHAREHOLDER
PROPOSAL

We are proposing the following to included in the quarterly and annual report(s):

(1) TD Ameritrade disclose the number of client(s) whom TD Ameritrade terminated business relationships with; and

(2) TD Ameritrade disclose the potential realized and/or unrealized gains from taking control of the clients assets from whom TD Ameritrade terminated the business relationship with; and

(3) TD Ameritrade disclose the number of client(s) whom terminated business relationship with TD Ameritrade; and

(4) TD Ameritrade disclose the the gain(s) and/or losses from trading fees from clients whom TD Ameritrade choose to terminate business relationships with and of the clients whom choose to terminated the business relationship.

2nd
SHAREHOLDER
PROPOSAL

We are proposing the following shareholder right(s):

(1) Shareholders of TD Ameritrade shall have the right to be client(s) of TD Ameritrade and this shareholder right shall not be infringed upon; and

(2) Any Shareholder(s) TD Ameritrade whom had their business relationships terminated, shall have the right to have the business relationship restored; and

(3) Shareholders of TD Ameritrade shall have the right to discounted commission and trading fees, not to exceed the online commission/trading fee, regardless, if the trading is being conducted on IVR and/or through a broker assisted trade, if they become clients, are clients and/or have their client rights restored.

Dated this 7th day of November, 2016.

Shareholder(s) of TD Ameritrade,
Kelly Dean Warfield
Loyola M. Kuhlman

Kelly Dean Warfield & Loyola M. Kuhlman

FISMA & OMB Memorandum M-07-16

Exhibit B

Page 75 of the Company's 2016 Proxy Statement

SUBMISSION OF STOCKHOLDER PROPOSALS

In order to be included in the Company's Proxy Statement relating to its next Annual Meeting, stockholder proposals must be received no later than September 9, 2016 by the secretary of the Company at the Company's principal executive office. The inclusion of any such proposal in such proxy material shall be subject to the requirements of the proxy rules adopted under the 1934 Act. Pursuant to the Company's Bylaws, stockholders who intend to present an item for business at the next Annual Meeting (other than a proposal submitted for inclusion in the Company's proxy materials) must provide notice to the secretary no earlier than October 21, 2016 and no later than November 20, 2016. Stockholder proposals must set forth (1) a brief description of the business desired to be brought before the Annual Meeting and the reason for conducting such business at the Annual Meeting, (2) the name and address of the stockholder proposing such business, (3) the number of shares of common stock beneficially owned by such stockholder and (4) any material interest of such stockholder in such business. SEC rules permit those persons we have named as proxies to vote in their discretion on stockholder proposals that are not submitted in compliance with the Company's Bylaws, if such matters are brought before the Annual Meeting notwithstanding such noncompliance.

Exhibit C

Copy of Certified Mail Envelope & USPS Tracking Summary Showing that the Proposal was not Mailed Until November 10, 2016

Pages 12 through 13 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16